SEPULVEDA DISTRIBUTORS, LLC
Statement of Cash Flows
For the year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(85,997)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in Deposits		1,212
(Increase) in Prepaid expenses		(1,869)
Increase in Accrued expenses		114,289
(Decrease) in Due to affiliate		(85,773)
(Increase) in Due from affiliate		(104,139)
Net cash used in operating activities		(162,277)
Financing activities:		
Capital contributions		150,000
Net cash provided by financing activities		150,000
Net (decrease) in cash and cash equivalents		(12,277)
Cash and cash equivalents as of the beginning of the year		199,975
Cash and cash equivalents at the end of the year	$	187,698

See accompanying notes to financial statements.